Exhibit 99.1

PRESS RELEASE

Trading Symbol:	TSX: SVM
	NYSE: SVM	August 19, 2014

SILVERCORP REPORTS SIGNIFICANT GAIN IN MEASURED AND INDICATED MINERAL RESOURCES AT THE YING SILVER-LEAD-ZINC MINING DISTRICT, HENAN PROVINCE, CHINA

VANCOUVER, British Columbia – August 19, 2014 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) is pleased to report the results of an updated National Instrument (“NI”) 43-101 Technical Report with an effective date of December 31, 2013 and data cutoff date of June 30, 2013, prepared by AMC Mining Consultants (Canada) Ltd. (“AMC”) covering the SGX (/HZG), HPG, and TLP / LM underground mines on the Ying silver-lead-zinc property in Henan Province, China (the “Ying 2014 Technical Report”).

The four authors of the Ying 2014 Technical Report all qualify as independent Qualified Persons. Two of the authors visited the Ying Property in September 2013, one of the authors visited the Ying Property in February 2012 and September 2013 and one author visited the Ying Property in February 2012. AMC examined all aspects of the project, including drill core, exploration sites, underground workings, processing plant and surface infrastructure. The Ying 2014 Technical Report, with a completion date of July 29, 2014 will be made available for review on the SEDAR system and on the Company’s website at www.silvercorp.ca in due course.

The Mineral Resource estimates in the Ying property were made by independent Qualified Person, Dr Andrew Fowler MAusIMM (CP) using Datamine 3-D software following a recommendation in AMC’s 2012 Technical Report.

Highlights of the Ying 2014 Technical Report

  Reported Mineral Resources of 14.01 million tonnes (inclusive of Mineral Reserves) in the Measured and Indicated categories grading 237 grams per tonne (g/t) silver (Ag), 0.10 g/t gold (Au), 3.64% lead (Pb), and 1.22% zinc (Zn), containing 107.30 million ounces (oz) silver, 43,800 oz gold, 512,200 tonnes lead, and 172,600 tonnes zinc. This represents a 52% increase in tonnage, 12% and 8% increase in contained silver and lead respectively in Measured and Indicated Resources, when compared to the 2012 Technical Reports, whereas the silver and lead grades are reduced by 27% and 29%;

  Defined Mineral Reserves of 12.64 million tonnes in the Proven and Probable categories grading 203 g/t Ag, 0.07 g/t Au, 3.01% Pb, and 1.01% Zn, containing 82.52 million oz silver, 29,200 oz gold, 380,400 tonnes lead, and 127,200 tonnes zinc. In comparison with the 2012 Technical Report contained silver in Proven and Probable Reserves is up 5%, whereas the silver grade is reduced by 19%;

  Based on Proven and Probable Reserves only, the Ying mine complex is a viable operation with a projected Life of Mine (LOM) through to 2030, assuming an annual average production rate of approximately 6 million ounces of silver between 2014 to 2025, approximately 3 million ounces between 2026 to 2028, and approximately 1 million ounces between 2029 to 2030. It also has the potential to extend the LOM beyond 2030, via further exploration and development, particularly in areas of Inferred resources.

  The results of the 2012-2013 underground drilling program on the Ying Property show that most of the major mineralized vein structures are still open at depth and laterally.

  Based on the LOM production forecast and the metal price and other assumptions a base case pre-tax NPV at 8% discount rate of $601M is projected ($451M post-tax).

2014 Mineral Resource and Reserve Summary

Between 2004 and 2011, Silvercorp completed 1,744 underground diamond drill holes and 265 surface holes, for a total of approximately 591,000 metres (m). In 2012 and the first half of 2013, an additional 1,013 underground holes and 24 surface holes were drilled for a total of approximately 267,000m. Most drill core (core) is NQ-sized.

Other than drilling, the projects have been explored primarily from underground workings. The workings follow the vein structures along strike, on levels spaced approximately 40m apart. Chip samples across the structures are collected at 5m intervals. During 2012 and the first half of 2013, Silvercorp undertook 58 km of tunneling and collected approximately 19,000 channel/chip samples.

Mineral Resources: The Mineral Resource estimates for 167 discrete vein structures on the Ying property were prepared by independent Qualified Person, Dr Andrew Fowler MAusIMM (CP) using Datamine software. As a result of a recommendation in AMC’s 2012 Technical Report, the Resources in the Ying 2014 Technical Report were estimated using a block modelling approach, with 3D ordinary kriging and using Datamine’s™ dynamic anisotropy application. The Mineral Resources are reported above cut-offs after applying a minimum practical extraction width of 0.3 m. Diluted grades were estimated for blocks with mineralization widths less than 0.3 m by adding a waste envelope with zero grade. Cut-off grades are based on in situ values in silver equivalent (AgEq) terms in grams per tonne and incorporate mining, processing and general & administration (G & A) costs provided by Silvercorp for each mine and reviewed by AMC.

The estimated Mineral Resources and metal content for the property as of 30 June 2013 are detailed in the Table below.

Table 1. Ying Mining District - Measured & Indicated, and Inferred Mineral Resources
(Inclusive of Mineral Reserves)

Mine	Resource Category	Tonnes (Mt)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Metal Contained in Resource
							Au (koz)	Ag (Moz)	Pb (kt)	Zn (kt)
SGX	Measured	2.74		304	5.81	3.01		26.77	159.0	82.4
	Indicated	2.33		244	4.42	2.36		18.29	103.1	55.0
	Measured + Indicated	5.07		276	5.17	2.71		45.06	262.1	137.4
	Inferred	2.80		282	4.55	2.01		25.42	127.5	56.2
HZG	Measured	0.29		417	1.56	0.25		3.83	4.5	0.7
	Indicated	0.38		336	1.46	0.17		4.11	5.5	0.6

	Measured + Indicated	0.67		371	1.50	0.20		7.94	10.0	1.4
	Inferred	0.17		374	1.01	0.19		2.02	1.7	0.3
HPG	Measured	0.66	1.12	118	5.45	1.09	23.9	2.50	36.0	7.2
	Indicated	0.50	1.25	93	3.72	1.43	20.0	1.50	18.6	7.2
	Measured + Indicated	1.16	1.18	107	4.71	1.24	43.8	4.00	54.6	14.3
	Inferred	0.43	1.07	77	3.88	1.55	14.6	1.05	16.5	6.6
LME	Measured	0.28		343	1.63	0.29		3.09	4.6	0.8
	Indicated	0.87		322	1.39	0.37		9.02	12.1	3.2
	Measured + Indicated	1.15		327	1.45	0.35		12.11	16.7	4.0
	Inferred	0.60		294	1.46	0.45		5.67	8.8	2.7
LMW	Measured	0.30		321	2.49	0.21		3.05	7.4	0.6
	Indicated	1.79		244	2.59	0.28		14.05	46.3	5.0
	Measured + Indicated	2.08		255	2.58	0.27		17.10	53.7	5.7
	Inferred	1.44		313	2.15	0.31		14.46	30.9	4.5
TLP	Measured	1.30		157	3.23	0.22		6.58	42.0	2.8
	Indicated	2.57		175	2.84	0.27		14.52	73.1	7.0
	Measured + Indicated	3.88		169	2.97	0.25		21.10	115.1	9.8
	Inferred	2.09		176	2.87	0.22		11.88	60.1	4.6
Total	Measured	5.56	0.13	253	4.53	1.67	23.9	45.81	253.4	94.6
	Indicated	8.45	0.07	226	3.05	0.92	20.0	61.49	258.8	78.1
	Measured + Indicated	14.01	0.10	237	3.64	1.22	43.8	107.30	512.2	172.6
	Inferred	7.53	0.06	251	3.26	0.99	14.6	60.50	245.5	74.9

Notes:

1.	Measured and Indicated Resources are inclusive of Resources from which Mineral Reserves are estimated.
2.	Metal prices: gold US$1,250/troy oz, silver US$19/troy oz, lead US$1.00/lb, zinc US$0.82/lb
3.	Exchange rate: 6.20RMB : US$1.00
4.	Veins factored to minimum extraction width of 0.3 m
5.	Cut-off grades: SGX 140 g/t AgEq; HZG 155 g/t AgEq; HPG 160 g/t AgEq; LM 135 g/t AgEq; TLP 120 g/t AgEq
6.	Exclusive of mine production to 30 June 2013
7.	Rounding of some figures may lead to minor discrepancies in totals

A comparison of Mineral Resource estimates for end-2011 (previous Technical Report, referred to as 2012 estimates) and end-June 2013 (this Technical Report) indicates the following:

  Total Ying Measured plus Indicated Resource tonnes have increased by 52%, while total Ying Inferred Resource tonnes have increased by 59%.

  Total Ying Measured plus Indicated Resource grades have decreased by between 27% and 33%, while total Ying Inferred Resource grades have decreased by between 15% and 36% (both comparisons excluding gold, as it is a very minor contributor).

  Total Ying Measured plus Indicated Resource contained silver metal has increased by 12%, and contained lead metal has increased by 8%.

  Total Ying Inferred Resource contained silver metal has increased by 35%, and contained lead metal has increased by 29%.

The decrease in grades is believed to be mainly due to two factors: (1) the addition of more lower grade, wall rock mineralization in the 2013 wireframes than was included in the 2012 polygonal Resource estimate, (this is also part of the explanation for the significantly increased tonnages); (2) the use of ordinary kriging in 2013 as opposed to the polygonal method in 2012; (polygonal estimation can result in grade over-estimation). In addition, the 2013 Resource estimate includes additional lower-grade drillhole intercepts, when compared with the 2012 Resource estimate. Other reasons for the differences in grade, tonnes and contained metal include:- Resource addition and conversion to higher categories arising from drilling and level development, increased extrapolation distance away from the nearest drillhole in the 2013 Inferred Resource estimate compared with the 2012 estimate and depletion due to mining.

Mineral Reserves

Mineral Reserve estimates are based on the assumption that the current stoping practices of cut and fill, resuing and shrinkage stoping will continue to be predominant. The sub-vertical veins, generally competent ground, reasonably regular vein width, and hand-mining techniques using short rounds, allow a significant degree of selectivity and control in the stoping process. Minimum extraction widths of 0.3 m for resuing and 0.8 m for shrinkage were assumed.

Mining dilution and recovery factors vary from mine to mine and with mining method. Average unplanned dilution factors have been estimated at 40% for resuing and 24% for shrinkage, while assumed mining recovery factors are 95% for resue stopes and 92% for shrinkage stopes.

The Ying 2014 Technical Report defined Mineral Reserves of 12.64 million tonnes in the Proven and Probable categories grading 203 g/t Ag, 0.07 g/t Au, 3.01% Pb, and 1.01% Zn, containing 82.52 million oz silver, 29,200 oz gold, 380,400 tonnes lead, and 127,200 tonnes zinc. For the property as a whole, total Mineral Reserve tonnes are noted to be 89% of Mineral Resource tonnes. Silver, lead and zinc grades show a conversion percentage between 83% and 86%. Metal content conversion for silver, lead and zinc is between 73% and 76%.

Table 2. Ying Mining District - Mineral Reserves

Mines	Categories	Tonnes (Mt)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Metal Contained in Reserves
							Au (koz)	Ag (Moz)	Pb (kt)	Zn (kt)
SGX	Proven	2.66		230	4.41	2.33		19.64	117.3	61.9
	Probable	2.20		206	3.75	1.90		14.56	82.5	41.9
Total Proven & Probable		4.86		219	4.11	2.14		34.20	199.8	103.8
HZG	Proven	0.30		344	1.16	0.19		3.32	3.5	0.6
	Probable	0.39		279	1.12	0.13		3.49	4.4	0.5
Total Proven & Probable		0.69		307	1.14	0.16		6.82	7.8	1.1
HPG	Proven	0.56	0.94	100	4.54	0.81	16.9	1.80	25.4	4.5
	Probable	0.36	1.05	84	3.33	1.14	12.2	0.97	12.1	4.1

Mines	Categories	Tonnes (Mt)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Metal Contained in Reserves
							Au (koz)	Ag (Moz)	Pb (kt)	Zn (kt)
Total Proven & Probable		0.92	0.98	94	4.06	0.94	29.2	2.77	37.4	8.7
TLP	Proven	1.18		135	2.67	0.18		5.13	31.4	2.1
	Probable	2.10		160	2.45	0.22		10.80	51.3	4.7
Total Proven & Probable		3.28		151	2.52	0.21		15.94	82.8	6.8
LM-E	Proven	0.25		289	1.24	0.24		2.32	3.1	0.6
	Probable	0.79		271	1.10	0.29		6.86	8.7	2.3
Total Proven & Probable		1.04		275	1.14	0.28		9.17	11.8	2.9
LM-W	Proven	0.29		276	2.04	0.17		2.60	6.0	0.5
	Probable	1.56		219	2.22	0.22		11.03	34.8	3.5
Total Proven & Probable		1.86		228	2.19	0.21		13.62	40.7	4.0
Ying Mine	Proven	5.24	0.10	207	3.56	1.34	16.9	34.81	186.7	70.2
	Probable	7.40	0.05	200	2.62	0.77	12.2	47.71	193.7	57.0
Total Proven & Probable		12.64	0.07	203	3.01	1.01	29.2	82.52	380.4	127.2

Notes to Mineral Reserve Statement:

1.	Stope Cut-off grades (Ag/Eq g/t): SGX – 176 Resuing, 120 Shrinkage; HZG – 170 Resuing; HPG – 229 Resuing, 139 Shrinkage; LM - 161 Resuing, 117 Shrinkage; TLP - 163 Resuing, 116 Shrinkage.
2.	Vein development cut-off grades of 50 g/t AgEq for all mines.
3.	Unplanned dilution (zero grade) assumed as 0.1m on each wall of a resuing stope and 0.15m on each wall of a shrinkage stope.
4.	Mining recovery factors assumed as 95% for resuing and 92% for shrinkage.
5.	Metal prices assumed are Ag - US$19 troy ounce, Au - US$1250 per troy ounce, Pb - US$1 per pound, Zn - $US0.82 per pound.
6.	Processing recovery factors: SGX – 93.1% Ag, 96.4% Pb, 67.2% Zn; HZG – 96.3% Ag, 92.4% Pb; HPG – 87.5% Ag, 91.2% Pb, 65.6% Zn; LM – 93.4% Ag, 94.6% Pb; TLP – 90.0% Ag, 89.1% Pb.
7.	Exclusive of mine production to 30 June 2013.
8.	Exchange rate assumed is 6.29 RMB : US$1.00.
9.	Rounding of some figures may lead to minor discrepancies in totals.

Table 3. Mineral Reserve Cut-off Grades and Key Estimation Parameters

Item	SGX		HZG		HPG		LM		TLP
Foreign Exchange Rate (RMB:US$)	6.29	6.29	6.29	6.29	6.29	6.29	6.29	6.29	6.29	6.29
	Resuing	Shrinkage	Resuing	Shrinkage	Resuing	Shrinkage	Resuing	Shrinkage	Resuing	Shrinkage
Operating Costs
Sustaining Capital ($/t)	7.65	7.65	8.4	N/A	8.54	8.54	13.65	13.65	4.69	4.69
Mining Cost ($/t)	60.77	28.67	59.47	N/A	80.9	33.09	47.51	21.75	53.3	26.82
Hauling cost ($/t)	4.06	4.06	4.23	N/A	4.13	4.13	3.04	3.04	3.2	3.2
Milling cost ($/t)	11.31	11.31	10.67	N/A	11.3	11.3	11.64	11.64	12.95	12.95
G&A and Product Selling Cost ($/t)	9.28	9.28	9.28	N/A	9.28	9.28	9.28	9.28	9.28	9.28

Mineral Resources Tax ($/t)	1.92	1.92	1.92	N/A	1.92	1.92	1.92	1.92	1.92	1.92
Total Operating Costs (US$/t)*	94.99	62.89	93.97	N/A	116.07	68.26	87.04	61.28	85.34	58.86
Mining Recovery (%)	95	92	95	N/A	95	92	95	92	95	92
Mill Recoveries
Ag (%)	93.1		95.3		87.5		93.4		90
Pb (%)	96.4		92.4		91.2		94.6		89.1
Zn (%)	67.2				65.6
Breakeven COG (AgEq g/t) = opex $/t / (mining recovery% x processing recovery% x Ag $ value per g*)	176	120	170	N/A	229	139	161	117	163	116

*Metal price assumptions: Ag $19/oz; Pb $1/lb; Zn $0.82/lb.
*Opex costs and exchange rate from Fiscal 2013 averages

A comparison of Mineral Reserve estimates for end-2011 (previous Technical Report) and end-June 2013 (this Technical Report) indicates the following:

  29% increase in total Ying Proven plus Probable Reserve tonnage.

  A small increase in total Ying Proven plus Probable Reserve silver content and a small decrease in total lead and zinc content.

  Respective decreases in total Ying Proven plus Probable Reserve silver, lead and zinc grades of 19%, 25% and 28%.

Thus, despite the continuing move into lower grade mining and the production achieved in the period between the two estimates, ongoing exploration, delineation, and preparation for mining have resulted in increased Mineral Reserves in terms of tonnage and largely unchanged Mineral Reserves in terms of metal content.

The Ying mine complex is a viable operation with a projected LOM through to 2030 based on Proven and Probable Reserves. The potential exists for an extended LOM via further exploration and development, particularly in areas of Inferred Resources.

Economic analysis

The Ying District is largely a mature operation. Average grades are projected to be strong, although lower than in earlier years. Operating costs and capital costs are anticipated to be reasonable. For the summary economic analysis, AMC has used the same metal prices as in the Mineral Reserve estimation, namely:

Gold	US$1,250/oz

Silver	US$19/oz

Lead	US$1.00/lb

Zinc	US$0.82/lb

An exchange rate of 1US$ = 6.2RMB has been used.

Based on the LOM production forecast and the metal price and other assumptions shown above, a base case pre-tax NPV at 8% discount rate of $601M is projected ($451M post-tax). Over the LOM, 62% of the net revenue is projected to come from silver, 33% from lead and 5% from zinc.

Qualified Persons

P R Stephenson, P.Geo, H A Smith, P.Eng, A P Fowler, MAusIMM CP (Geo), and A Riles, MAIG of AMC Mining Consultants (Canada) Ltd. are Qualified Persons as defined by National Instrument 43-101. P R Stephenson, H A Smith, A P Fowler, and A Riles have reviewed and consented to this press release and believe it fairly and accurately represents the information in the Technical Report that supports the disclosure.

Ruijin Jiang, P.Geo., is the Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to this press release.

About Silvercorp Metals Inc.

Silvercorp is a low-cost silver-producing Canadian mining company with multiple mines in China. The Company is currently developing the GC project in southern China which it expects will become its next operating mine. The Company’s vision is to deliver shareholder value by focusing on the acquisition of under developed projects with resource potential and the ability to grow organically. For more information, please visit our website at www.silvercorpmetals.com

Investor Contact

Silvercorp Metals Inc.
Lorne Waldman, Senior Vice President

Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca.

CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining Camp; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licenses; title to properties; First Nations title claims and rights; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2014 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

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